Exhibit 99.2

Satyam Computer Services Limited
Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003

Audited financial results for the quarter and nine months ended December 31, 2003

		Rs. in lakhs

		Quarter	Quarter	Nine months	Nine months	Year
		Ended	Ended	Ended	Ended	Ended
Sl.No.	Particulars	31-12-2003	31-12-2002	31-12-2003	31-12-2002	31-03-2003

1	Income from software exports	64,757.88	51,733.55	177,538.92	146,904.95	200,329.71
2	Income from domestic sales	1,511.76	492.75	4,545.08	1,616.65	2,035.38
3	Other income	2,845.22	(76.25)	7,673.49	1,281.62	2,785.61
4	Total income	69,114.86	52,150.05	189,757.49	149,803.22	205,150.70
5	Personnel expenses	35,799.95	24,522.63	93,940.97	71,928.32	98,049.52
6	Operating and administration expenses	13,091.02	11,761.33	37,867.33	30,661.38	42,462.41
7	Total expenditure	48,890.97	36,283.96	131,808.30	102,589.70	140,511.93
8	Profit before interest, depreciation and tax (PBIDT)	20,223.89	15,866.09	57,949.19	47,213.52	64,638.77
9	Financial expenses	18.33	19.29	57.37	53.09	72.08
10	Depreciation and amortization	2,826.86	3,042.12	8,620.52	9,300.17	12,418.32
11	Profit before tax	17,378.70	12,804.68	49,271.30	37,860.26	52,148.37
12	Provision for tax	2,791.93	1,130.90	7,776.47	3,451.24	6,160.35
13	Net profit	14,586.77	11,673.78	41,494.83	34,409.02	45,988.02
14	Non-recurring/Extraordinary items	—	—	—	75.18	15,245.79
15	Profit after tax and non-recurring/extraordinary items	14,586.77	11,673.78	41,494.83	34,333.84	30,742.23
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,317.86	6,290.84	6,317.86	6,290.84	6,290.86
17	Reserves excluding revaluation reserves	246,866.18	218,584.49	246,866.18	218,584.49	207,196.75
18	EPS-basic* (On par value of Rs.2 per share)
	- Before non-recurring/extraordinary items (Rs.)	4.63	3.71	13.18	10.94	14.62
	- After non-recurring/extraordinary items (Rs.)	4.63	3.71	13.18	10.92	9.77
19	EPS-diluted* (On par value of Rs.2 per share)
	- Before non-recurring/extraordinary items (Rs.)	4.58	3.70	13.06	10.91	14.58
	- After non-recurring/extraordinary items (Rs.)	4.58	3.70	13.06	10.89	9.75

*	EPS for the nine months ended December 31, 2003 includes Rs.0.44 per share due to profit on sale of 1,000,000 shares of Sify Ltd. through its sponsored ADS programme.

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Segment wise revenue, results and capital employed for the quarter and nine months ended December 31, 2003

		Rs. in lakhs

		Quarter	Quarter	Nine months	Nine months	Year
		Ended	Ended	Ended	Ended	ended
Sl.No.	Particulars	31-12-2003	31-12-2002	31-12-2003	31-12-2002	31-03-2003

1	Segment revenue
	Information technology services	66,269.64	52,226.30	182,084.00	148,521.60	202,365.09
	Less: Inter segment revenue	—	—	—	—	—
	Net Sales income from operations	66,269.64	52,226.30	182,084.00	148,521.60	202,365.09
2	Segment results profit/(loss) before tax and interest
	Information technology services	14,551.81	12,900.22	41,655.18	36,631.73	49,434.84
	Less: Interest and financial charges	18.33	19.29	57.37	53.09	72.08
	Add: Other income	2,845.22	(76.25)	7,673.49	1,281.62	2,785.61
	Total profit before tax	17,378.70	12,804.68	49,271.30	37,860.26	52,148.37
3	Capital employed
	Information technology services	94,072.14	88,803.48	94,072.14	88,803.48	87,393.38

Notes:

1.	The results for the quarter and nine months ended December 31, 2003 have been taken on record by the Board of Directors at its meeting held on January 22, 2004.

2.	The Company allotted 1,346,540 equity shares of Rs.2/-each during the quarter ended December 31, 2003 pursuant to the exercise of stock options by the associates.

3.	The total manpower strength as on December 31, 2003 stood at 12,337 associates as against 11,250 associates as on September 30, 2003 signifying an increase of 1,087 associates. The number of technical associates increased by 999 to close the quarter at 11,446 (10,447 associates as on September 30, 2003).

4.	Details of investor complaints for the quarter ended December 31, 2003:

			Disposed off
	Pending as on	Received during	during the	Unresolved at the
Nature	October 1, 2003	the quarter	quarter	end of the quarter

Transfer of/Split/Bonus shares	0	2	2	0
Dividends	0	151	151	0

Total	0	153	153	0

5.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current period.

Place Date	: Secunderabad : January 22, 2004	For and on behalf of the Board of Directors B. Rama Raju Managing Director

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Consolidated financial results as per Indian GAAP for the quarter and nine months ended December 31, 2003

		Rs. in lakhs

		Quarter	Quarter	Nine months	Nine months	Year
		Ended	Ended	Ended	Ended	Ended
		31-12-2003	31-12-2002	31-12-2003	31-12-2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Income from software exports	65,151.06	57,588.10	179,055.22	164,864.78	219,917.23
2	Income from domestic sales	1,612.37	528.93	4,647.67	1,859.85	2,278.58
3	Other income	2,857.67	350.94	7,078.79	2,494.39	3,958.15
4	Total income	69,621.10	58,467.97	190,781.68	169,219.02	226,153.96
5	Personnel expenses	35,931.95	26,841.84	94,739.27	79,588.45	107,033.45
6	Cost of software and hardware sold	31.20	362.11	67.80	1,572.77	1,639.68
7	Operating and administration Expenses	13,897.61	16,577.46	39,777.57	45,433.20	57,591.66
8	Total expenditure	49,860.76	43,781.41	134,584.64	126,594.42	166,264.79
9	Profit before interest, depreciation & miscellaneous write offs	19,760.34	14,686.56	56,197.04	42,624.60	59,889.17
10	Financial expenses	28.04	57.23	81.91	160.45	184.05
11	Depreciation and amortization	2,980.51	4,220.04	8,855.96	14,722.66	17,969.41
12	Provision for decrease in value of investments	—	—	—	3,361.13	3,361.13
13	Miscellaneous expenditure written off	261.81	57.27	287.12	278.56	318.07
14	Profit before taxation, non-recurring/extraordinary items and minority interest	16,489.98	10,352.02	46,972.05	24,101.80	38,056.51
15	Provision for taxation	2,792.48	1,135.35	7,796.25	3,455.69	6,176.23
16	Profit after taxation, and before non-recurring/extraordinary items and minority interest	13,697.50	9,216.67	39,175.80	20,646.11	31,880.28
17	Provision for diminution in value of investments/advances and debtors	—	—	—	75.18	2,608.70
18	Share in profit/loss of associate companies	349.08	270.90	1,268.48	270.90	892.17
19	Minority interest	—	(982.04)	—	(6,332.91)	(6,325.40)
20	Profit after taxation, non-recurring/extraordinary items and minority interest	13,348.42	9,927.81	37,907.32	26,632.94	34,704.81
21	Paid-up equity share capital (par value of Rs.2 per share)	10,884.87	6,290.84	10,884.87	6,290.84	6,290.86
22	Reserves excluding revaluation reserves	250,243.60	213,207.15	250,243.60	213,207.15	213,534.45
23	EPS – basic
	(On par value of Rs. 2 per share)
	- Before non-recurring/extraordinary items (Rs.)	4.24	3.16	12.04	8.49	11.86
	- After non-recurring/extraordinary (Rs.)	4.24	3.16	12.04	8.47	11.03
24	EPS – diluted
	(On par value of Rs. 2 per share)
	- Before non-recurring/extraordinary items (Rs.)	4.20	3.15	11.93	8.47	11.83
	- After non-recurring/extraordinary (Rs.)	4.20	3.15	11.93	8.45	11.00

Notes:

1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2003, Satyam Europe Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Nipuna Services Limited, Satyam Computer Services (Shanghai) Company Ltd. and Satyam Manufacturing Technologies, Inc. The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current period.

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Consolidated financial results as per US GAAP for the three months and nine months ended December 31, 2003

		In thousand US$

		Three months	Three months	Nine months	Nine months	Year
		Ended	Ended	Ended	Ended	Ended
		31-12-2003	31-12-2002	31-12-2003	31-12-2002	31-03-2003
Sl.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenues	$148,071	$120,837	$401,393	$343,411	$459,207
2	Gross profit	57,353	49,546	155,219	138,445	183,988
3	Income before income taxes, minority interest and equity earnings/ (losses) of associated companies	35,767	15,686	101,901	42,462	84,324
4	Minority interest	—	2,493	—	11,086	11,082
5	Net income	$28,989	$15,150	$82,152	$44,481	$79,772
6	Earnings per share
	- Basic (US$)	0.09	0.05	0.26	0.14	0.26
	- Diluted (US$)	0.09	0.05	0.24	0.14	0.25

Notes to Consolidated Financial Results as per US GAAP:

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1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on December 31, 2003, Satyam Europe Ltd., Satyam Asia Pte. Ltd., VisionCompass, Inc., Nipuna Services Ltd., Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Company Ltd. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter ended December 31, 2003 is as follows:

		In thousand US$

		Quarter	Quarter	Nine months	Nine months	Year
		Ended	Ended	ended	Ended	Ended
Sl. No.	Particulars	31-12-2003	31-12-2002	31-12-2003	31-12-2002	31-03-2003

1	Net profit as per Indian GAAP	$32,051	$24,183	$89,942	$70,624	$63,110
2	Profit/(Loss) of subsidiaries and associated companies	(2,488)	(4,031)	(6,778)	(14,521)	(16,464)
3	Deferred stock compensation charge	(419)	(1,199)	(1,041)	(2,109)	(3,361)
4	Sale of Shares in Sify — difference in GAAP	—	—	(1,216)	—	—
5	Sale of stake in Satyam GE – difference in GAAP	—	—	—	(2,339)	(2,339)
6	Charge off of put option issued to TRW, Inc.	—	(4,301)	—	(7,514)	(7,514)
7	Reversal of put option charge to TRW, Inc.	—	—	—	—	19,185
8	Provision not required under US GAAP	—	—	—	—	26,439
9	Others, net	(155)	498	1,245	340	716
10	Total adjustments	(3,062)	(9,033)	(7,790)	(26,143)	16,662
11	Net income as per US GAAP	$28,989	$15,150	$82,152	$44,481	$79,772

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended September 30, 2003 furnished to the United States Securities Exchange Commission on November 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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